September 28, 2015

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia ETF Trust I

Columbia AMT-Free Muni Target 2015 ETF

Columbia AMT-Free Muni Target 2016 ETF

Columbia AMT-Free Muni Target 2017 ETF

Columbia AMT-Free Muni Target 2018 ETF

Columbia AMT-Free Muni Target 2019 ETF

Columbia Dividend Income ETF

Columbia Emerging Markets Equity ETF

Columbia Pacific/Asia Equity ETF

Columbia Small/Mid Cap Growth ETF

Columbia Tax-Exempt ETF

Request for Withdrawal of Registration Statement

File No. 333-183347/811-22736

Accession Number: 0001193125-12-358921

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby respectfully requests the withdrawal of the Registration Statement for Columbia AMT-Free Muni Target 2015 ETF, Columbia AMT-Free Muni Target 2016 ETF, Columbia AMT-Free Muni Target 2017 ETF, Columbia AMT-Free Muni Target 2018 ETF, Columbia AMT-Free Muni Target 2019 ETF, Columbia Dividend Income ETF, Columbia Emerging Markets Equity ETF, Columbia Pacific/Asia Equity ETF, Columbia Small/Mid Cap Growth ETF and Columbia Tax-Exempt ETF.

The Registration Statement was filed on August 16, 2012 for the purpose of creating new series. We have since determined not to move forward with this initiative and represent that no securities were sold in connection with the proposed offering outlined in the Registration Statement.

If you have any questions, please contact either Joe D’Alessandro at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/     Christopher O. Petersen

Christopher O. Petersen

Trustee

Columbia ETF Trust I